Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of United Therapeutics Corporation for the registration of $250,000,000 of 0.50% Convertible Senior Notes due October 15, 2001 and 3,323,332 shares of its common stock and to the incorporation by reference therein of our reports dated February 23, 2006, with respect to the consolidated financial statements and schedule of United Therapeutics Corporation, United Therapeutics Corporation management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of United Therapeutics Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

McLean, Virginia

December 21, 2006